FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF
REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND
15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 1-8252

       Frederick's of Hollywood, Inc.
______________________________________________
    (Exact name of registrant as specified in its charter)

    6608 Hollywood Boulevard, Los Angeles, CA 90028,
    (213)466-5151
______________________________________________
(Address, including zip code, and telephone number, inlcuding area code, of registrant's principal executive offices)

Class A Capital Stock $1.00 par value; Class B Capital Stock $1.00 par value
____________________________________________
    (Title of each class of securities covered by this Form)

                           None
______________________________________________
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 16(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)     [X  ]     Rule 12h-3(b)(1)(i)     [   ]
Rule 12g-4(a)(1)(ii)    [   ]     Rule 12h-3(b)(1)(ii)    [   ]
Rule 12g-4(a)(2)(i)     [   ]     Rule 12h-3(b)(2)(i)     [   ]
Rule 12g-4(a)(2)(ii)    [   ]     Rule 12h-3(b)(2)(ii)    [   ]
                                  Rule 15d-6              [   ]

Approximate number of holders of record as of the certification or notice
 date:   1

	Pursuant to the requirements of the Securities Exchange Act of 1934, Frederick's of Hollywood, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

DATE: September 29, 1997

      /s/ Suzanne L. Saxman
BY: _____________________________
       Suzanne L. Saxman, Secretary